OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person (Voluntary)
	Marino, John H. (Last) (First) (Middle)		RailAmerica, Inc. (NYSE: RRA)

	6189 Deer Path Court (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			September 26, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Manassas, Virginia 20112 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Vice Chairman Emeritus, Assistant Secretary

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, par value $.001 per share		9-26-02				S			6,200	D	$7.2058

	Common Stock, par value $.001 per share		9-27-02				S			4,200	D	$7.05		56,280		D

														170		I		Children

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Non-Employee Director Stock Options Right to Buy		$8.75

	Non-Employee Director Stock Options Right to Buy		$9.00

	Non-Employee Director Stock Options Right to Buy		$6.50

	Non-Employee Director Stock Options Right to Buy		$12.01

	Non-Employee Director Stock Options Right to Buy		$10.20

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	4/7/99	4/7/09		Common Stock, par value $.001	5,000				5,000		D

	1/1/00	1/1/10		Common Stock, par value $.001	50,000				50,000		D

	8/30/00	8/30/10		Common Stock, par value $.001	5,000				5,000		D

	6/22/01(1)	6/22/11		Common Stock, par value $.001	5,000				5,000		D

	6/20/02 (2)	6/20/12		Common Stock, par value $.001	5,000				5,000		D

Explanation of Responses:

(1) Thirty three and one-third percent (33 1/3%) of such options became exercisable on each of June 22, 2001 and June 22, 2002, and another thirty three and one-third percent (33 1/3%) of such options will become exercisable on June 22, 2003.

(2) Thirty three and one-third percent (33 1/3%) of such options became exercisable on June 20, 2002, and another thirty three and one-third percent (33 1/3%) of such options will become exercisable on each of June 20, 2003 and June 20, 2004.

/s/ John H. Marino	October 1, 2002
**Signature of Reporting Person John H. Marino	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.